Christine Weatherup

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Actress | Producer | Writer





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Christine Weatherup was born on September 8, 1983 in Los Angeles, California, USA as Christine Ann Weatherup. She is an actress and producer, known for Watchmen (2019), Bread and Butter (2014) and Bosch (2014). See full bio »

Born: September 8, 1983 in Los Angeles, California, USA

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31 photos | 2 videos »

5 wins & 1 nomination. See more awards »

Known For



WATCHMEN
Bread and Butter
BOSCH
WESTWORLD

Watchmen / Katy Clark / (2019) | Bread and Butter / Amelia Karinsky / (2014) | Bosch / PIO Shayda Miller / (2016-2019) | Westworld / Female Guest / (2016)

Filmography

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Jump to: Actress | Producer | Writer | Director | Miscellaneous Crew | Thanks | Self

Actress (37 credits) Hide

Into the Fog (pre-production)
Alexa

40 (filming)
Fiona

Phobias (post-production)
Officer McMahill

Watchmen (TV Series) — 2019
Katy Clark
- If You Don't Like My Story, Write Your Own (2019) ... Katy Clark

A Gray One (Short) — 2019
Kathy

Speed of Life — 2019

3 from Hell — 2019
Abigail Duck

Bosch (TV Series) — 2016-2019
PIO Shayda Miller
- The Wisdom of the Desert (2019) ... PIO Shayda Miller
- Rojo Profundo (2018) ... PIO Shayda Miller
- Dark Sky (2018) ... PIO Shayda Miller
- [illegible] (2018) ... PIO Shayda Miller

The Shiva List (Short) — 2018
Julia

Just Kidding (Short) — 2018
Jackie

We Are CVNTS (TV Series) — 2018
Marie
- [illegible] (2018) ... Marie

Townies (TV Series) — 2018
The Widow
- The Hangman Competition: Part Two (2018) ... The Widow
- The Hangman Competition: Part One (2018) ... The Widow
- The F Word (2018) ... The Widow
- [illegible] (2018) ... The Widow
- Welcome to West Oaks, Bitch (2018) ... The Widow

Stealing Zen (Short) — 2017
Elizabeth

Criminal Minds (TV Series) — 2017
Lacy
- The Bunker (2017) ... Lacy

And Then There Was Eve — 2017
Gabby

Us (Short) — 2017/IV
Mallory

Killed in Action (Short) — 2017
Alice

Westworld (TV Series) — 2016
Female Guest
- Chestnut (2016) ... Female Guest

Tiny Feminists (TV Series short) — 2016
Juliette's Mom
- Juliette (2016) ... Juliette's Mom

Aquarius (TV Series) — 2015
Receptionist
- Home Is Where You're Happy (2015) ... Receptionist (uncredited)

Echo Lake — 2015
Erin

Mad Men (TV Series) — 2015
Nurse Judy Greene
- The Milk and Honey Route (2015) ... Nurse Judy Greene

CSI: Cyber (TV Series) — 2015
Dr. Abbot
- Click Your Poison (2015) ... Dr. Abbot

Bread and Butter — 2014/I
Amelia Karinsky

Crossing (Short) — 2013/I
Emilia Reynard

Squaresville (TV Series) — 2012-2013
Sarah
- Hearts and Farts (2013) ... Sarah
- Sarah Wars (2013) ... Sarah
- Real Girl Talk (2012) ... Sarah
- The Hottest of Messes (2012) ... Sarah
- [illegible] (2012) ... Sarah

Trivial (Short) — 2013
Jenny

Grey's Anatomy (TV Series) — 2013
Crystal
- Perfect Storm (2013) ... Crystal

The Wonderly Way (TV Series) — 2013
- DIY Lamp with Karen Kavett (2013)

The Online Gamer (TV Series) — 2011
Jenny
- Free for All (2011) ... Jenny

Awkward Universe (TV Series) — 2011
Alice
- [illegible] (2011) ... Alice

Never Odd or Even (Short) — 2009
Lucy

Mountain Man (TV Series) — 2009
Park Ranger Amy

Blink (Short) — 2005/I
Alexis (the women)

Grounded for Life (TV Series) — 2001
Girl
- Devil with a Plaid Skirt (2001) ... Girl

Star Kid — 1997
Nadia

General Hospital (TV Series) — 1995
Julianne Kretzger
- Episode #1.[illegible] (1995) ... Julianne Kretzger

Producer (3 credits) Show

Writer (3 credits) Show

Director (2 credits) Show

Miscellaneous Crew (1 credit) Show

Thanks (3 credits) Show

Self (3 credits) Show

Related Videos



Demo Reel
Trailer
Crossing
CROSSING

Personal Details

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Other Works: Stars in web series "Engaged The Show" (2008) See more »

Official Sites: Official Besty List | Official Site

Did You Know?

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Trivia: Won Best Ensemble in a Webseries for "Squaresville" at the IAWTV Awards (International Academy of Web Television) (1/2013).

Star Sign: Virgo